Kids Stuff, Inc.
                                  Exhibit 10.24

                      AMENDMENT NO. 1 TO KIDS STUFF, INC.'S
                       1997 LONG-TERM STOCK INCENTIVE PLAN

     Section 5(b) of the 1997 Long-Term Stock Incentive Plan is amended to read as follows:

     "Each Option shall be exercisable in full or in part at such time or times as determined by the Committee. Unless otherwise provided in the Option, an Option, to the extent is it or becomes exercisable, may be exercised at any time in whole or in part until the expiration or termination of the Option. Any term or provision in any outstanding Option specifying that the Option not be immediately exercisable or that it be exercisable in installments may be modified at any time during the life of the Option by the Committee, provided, however, no such modifications of an outstanding Option shall, without the consent of the optionee, adversely affect any Option theretofore granted to the optionee."